Exhibit 99.1

Trading Symbol TSX V: GTC

August 27, 2012

GETTY COPPER INC.

NEWS RELEASE

GETTY ANNOUNCES $500,000 PRIVATE PLACEMENT

Vancouver, BC, August 27, 2012: Getty Copper Inc. (TSX-V: “GTC”) (“Getty”) announces a private placement of 10 million shares at $0.05 per share of which approximately 90% will be purchased by insiders, subject to TSX Venture Exchange approval. The private placement is expected to close within 30 days. Proceeds will be used for working capital. No finders’ fees are payable and all securities will be subject to a 4 month hold period.

About Getty Copper Inc.

Getty is a Vancouver based company focussing efforts on advancing its 269 square kilometre (104 square miles) copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty filed a 43-101 compliant Pre-feasibility Study over the two known copper deposits, on the Getty property which is situated immediately adjacent to one of the world’s largest open pit copper mine.

ON BEHALF OF THE BOARD OF DIRECTORS

__________________________________________
Dr. Corby G. Anderson QP CEng FIMMM FIChemE

For further information please contact:

Dr. Corby G. Anderson QP CEng FIMMM FIChemE
GETTY COPPER INC.
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements" in connection with the likelihood of completion of a private placement. Any statement about a future event is inherently uncertain and completion of any financing is subject to a number of conditions including regulatory and the state of capital markets. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release